Exhibit 99.3

Extraordinary General Meeting of Silicon Motion Technology Corporation

Date: August 31, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Resolutions	For	Against	Abstain
1. As a special resolution that (a) the acquisition of the Company by MaxLinear, Inc., a Delaware corporation ("Parent"), including (i) Agreement and Plan of Merger, dated May 5, 2022 (as it may be amended from time to time, the "Merger Agreement"), by and among Parent, Shark Merger Sub, an exempted company incorporated and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the "Merger"); (ii) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands (the "Plan of Merger") substantially in the form attached as Exhibit A to the Merger Agreement; (iii) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement, including (y) the amendment and restatement of the existing memorandum and articles of association of the Company by replacing them in their entirety with the amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger at the effective time of the Merger (the "Effective Time"), and (z) the variation of the authorized share capital of the Company from US$5,000,000 divided into 500,000,000 shares of a par value of US$0.01 each to US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each at the Effective Time; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, be and are hereby approved; and (b) any director of the Company be and is hereby authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated under the Merger Agreement.	☐	☐	☐
2. If necessary, as an ordinary resolution that the chairman of the extraordinary general meeting be and is hereby instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

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← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of Silicon Motion Technology Corporation to be held at 10:00 a.m. (Taiwan Time) on August 31, 2022 For Holders as of July 14, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. (Eastern Standard Time) on August 25, 2022.

PROXY TABULATOR FOR
SILICON MOTION TECHNOLOGY CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903

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Silicon Motion Technology Corporation Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (Eastern Standard Time) on August 25, 2022 The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipts of Silicon Motion Technology Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business on July 14, 2022, at the Extraordinary General Meeting of Shareholders of Silicon Motion Technology Corporation to be held on August 31, 2022 in Taiwan. NOTE: 1. Please direct the Depositary how to vote by marking X in the appropriate box opposite each resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR SILICON MOTION TECHNOLOGY CORPORATION P.O. Box 8016 CARY, NC 27512-9903